UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-12970

Goldcorp Inc.

(Registrant’s name)

Suite 3400 - 666 Burrard St.

Vancouver, British Columbia V6C 2X8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The Underwriting Agreement dated March 13, 2013, among the Registrant and HSBC Securities (USA) Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (as representatives of the several underwriters), included as Exhibit 99.1 of this Form 6-K (Commission File No. 001-12970), furnished to the Commission on March 15, 2013, is incorporated by reference as an exhibit to the Registration Statement on Form F-10 of the Registrant (Commission File No. 333-186998).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
Date: March 15, 2013	By:	/s/ Anna M. Tudela
		Name:	Anna M. Tudela
		Title:	Vice-President, Regulatory Affairs and
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Underwriting Agreement, dated March 13, 2013